TerraNova Capital Equities, Inc.

Financial Statements

December 31, 2021

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-50973

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TerraNova Capital Equities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 1402
(No. and Street)

New York	**NY**	**10170**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Gelb	**212-381-7393**	**pgelb@terracap.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	**Northridge**	**California**	**91324**
(Address)	(City)	(State)	(Zip Code)

10/16/2018	**6517**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Gelb _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TerraNova Capital Equities, Inc _____ , as of December 31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPHINE SPAGNOLO
Notary Public
Connecticut
My Commission Expires March 31, 2026

2/15/22

Notary Public

Signature: _____

Title:
Chief Operating Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TerraNova Capital Equities, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 7, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$ 533,026
Receivables	105,156
Marketable Securities, at Fair Value	11,832
Other Assets	25,597
Total Assets	**$ 675,611**

Liabilities and Stockholder's Equity

Accounts Payable	$ 250,230
Other Current Liabilities	32,457
Total Liabilities	282,687
Stockholder's Equity	
Common Stock $0.01 Par Value, 250,000 Shares authorized 15,000 shares issued and outstanding	150
Additional paid-in capital	1,906,792
Accumulated deficit	(1,514,018)
Total Stockholder's Equity	392,924
Total Liabilities & Stockholder's Equity	**$ 675,611**

The accompanying notes are an integral part of these financial statements

1

TerraNova Capital Equities, Inc.
Statement of Income
For the Year Ended December 31, 2021

Revenues

Commissions	$	4,667,507
Interest Income		24
Total Revenues		4,667,531

Expenses

Commission Expense	3,837,002
Employee Compensation and Benefits	35,192
Compliance Expense	159,073
Professional Fees	106,853
Occupancy	44,622
Other Expenses	145,109
Total Expenses	4,327,851

Net Ordinary Income	339,680
PPP Loan Forgiveness	23,700
Unrealized Gain/(Loss) on Marketable Securities	(82,194)
Net Income before income tax provision	281,186
Income Tax Provision	7,233
Net Income	$ 273,953

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total	
Balance on 12/31/2020	$	150	$	2,008,875	$	(1,787,971)	$	221,054
Capital Distributions				(102,083)				(102,083)
Net Income		-				273,953		273,953
Balance on 12/31/2021	$	150	$	1,906,792	$	(1,514,018)	$	392,924

The accompanying notes are an integral part of these financial statements


TerraNova Capital Equities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021


Cash flow from operating activities:

Net income (loss)			$	273,953
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Forgiveness of PPP Loan	$	(23,700)		
Unrealized Loss on Marketable Securities		82,194		
(Increase) Decrease in:				
Receivables		(79,155)		
Other Assets		(25,597)		
Due from Parent		(49,230)		
Prepaid Expense		32,693		
(Decrease) Increase in:				
Accounts Payable		(48,788)		
Other Current Liabilities		32,457		
Total adjustments				(79,126)
Net cash provided by (used in) operating activities:				194,827
Cash Flow from investing activities:				-
Cash flow from financing activities:				
Proceeds from PPP Loan		23,700		
Net cash provided by (used in) financing activities				23,700
Net increase (decrease) in cash				218,527
Cash at December 31, 2020				314,499
Cash at December 31, 2021			$	533,026

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	95
Income taxes	$	7,233

Supplemental disclosure of non-cash transactions:

The Company distributed a $102,083 receivable due from its parent into stockholder's equity as a non-cash capital distribution. The Company received a $23,700 Paycheck Protection Program Loan that was forgiven.


The accompanying notes are an integral part of these financial statements

4


Organization

Terranova Capital Equities, Inc. (the "Company") is a Delaware Corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Terranova Capital Partners, Inc. (the "Parent" or "TNCP"), a Delaware corporation.

Significant Accounting Policies

General:

The Company's business is limited to acting as a private placement agent. and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions, merger and acquisition consulting fees and retainers from clients. In 2021, the Company derived $4,393,998 from commissions and fees and $273,509 from retainers. It is the Company's policy to recognize revenue in accordance with the terms of the underlying agreements, with the satisfaction of performance obligations under those agreements. On occasion, the Company may agree to defer the receipt of commissions and fees earned until a later date or milestone achievement. It is the Company's policy to not record a receivable for such deferred items, as the timing and ultimate success in realizing these revenues is uncertain. The company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business requires FINRA approval.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Advertising costs are expenses as incurred. For the year ending December 31, 2021, advertising expense was $1,810.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the

significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Warrants: Fair value as determined using the Black-Scholes option pricing model. These financial instruments are classified as Level 3 in the fair value hierarchy. As the warrants held by the Company represent shares in private companies, for which there is no established market, the Company has established a 100% valuation reserve for these assets.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

| Description | Fair Value Measurements | | | |
	Level 1	Level 2	Level 3	Total
Securities owned:				
Common Stock:	$ 11,832	$ -	$ -	$ 11,832
Warrants:			-	-
Total	$ 11,832	$ -	$ -	$ 11,832

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers between the levels during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2021:

Beginning balance at December 31, 2020	$ -
Change in Valuation	(13,298)
Unrealized gains and (losses)	13,298
Ending Balance at December 31, 2021	$ -

Income Taxes:

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ 30,142	$ 30,142
State & Local	7,233	44,907	52,140
Current Deferred Benefit		75,049	82,282
Less: Valuation Allowance		(75,049)	(75,049)
Total income tax expense (benefit)	$ 7,233	$ -	$ 7,233

The Company has available at December 31, 2021, an unused Federal, State and Local net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income. These losses generate a deferred tax asset of approximately $307,615.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and New York tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for New York purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Related Party Transactions:

The Company's Parent pays for certain bank service charges on behalf of the Company. In 2021, these charges amounted to $2,124. As of December 31, 2021, all these charges have been paid.

The Company shares office space and administrative services with its Parent and also shares certain insurance costs and the cost of director's fees with its Parent. The Company is a party to an expense sharing agreement with its Parent, reviewed annually, whereby these and other certain expenses incurred by the Company are allocated to its Parent. The expense sharing agreement is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB ASC842, Leases. The Company records shared expenses monthly as billed. In 2021, the charges related to office space and administrative services amounted to $10,554, while the charges related to insurance and director's fees amounted to $11,229. In 2021, the Company also paid certain legal

expenses, amounting to $7,500, on behalf of its Parent. As of December 31, 2021, all these charges have been paid.

In 2021, the Company incurred expenses in the amount of $5,168 on behalf of a member of management. As of December 31, 2021, $5,168 of these expenses are outstanding and included in Receivables on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Securities Exchange Act of 1934, and to comparable rules of FINRA relating to net capital. Pursuant to such, the Company is required to maintain minimum net capital of $18,846 and maintain a ratio of aggregate indebtedness to net capital that does not exceed 15:1. At December 31st 2021, the Company had net capital of $260,396. This amount exceeded such requirements for 2021 by $241,550 and its ratio of aggregate indebtedness to net capital was 1.1:1

Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ended December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company, and, in all cases would not have a material impact on the financial statements taken as a whole.

Subsequent Events:

The Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material subsequent events as of the date the financial statements were available to be issued.

Commitments, Guarantees and Contingencies:

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit insurance Corporation ("FDIC") up to $250,000. At time during the year, cash balances held in financial institutions were in excess of FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

TerraNova Capital Equities, Inc.
Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15C3-1 under the Securities Exchange Act of 1934
As of December 31, 2021

Total Equity	$	392,924
Deductions:		
Non-Allowable Assets:		(130,753)
Haircuts on Securities and Undue Concentration:		(1,775)
Net Capital		260,396
Minimum Net Capital Requirement:		18,846
Excess Net Capital	$	241,550
Aggregate Indebtedness	$	282,687
Ratio of aggregate indebtedness to net capital		1.1:1

No material differences exist between the above computation and the computation included in the company's most recently filed part IIA of Form X-17A-5 as of December 31, 2021.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to for Possession or Control for Brokers and Dealers Pursuant to Rule 15C3-3
As of December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 but does rely on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.15c3-3 as the Company's business activities are and will remain, limited to business activities in the private placement of securities, mergers and acquisitions and consulting services. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TerraNova Capital Equities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) TerraNova Capital Equities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. TerraNova Capital Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TerraNova Capital Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.



Alvarez & Associates, Inc.

Northridge, California
March 7, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



Exemption Report
For the Year Ended December 31, 2021

TerraNova Capital Equities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; (2) mergers and acquisitions; and (3) consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TerraNova Capital Equities, Inc.

I, Peter Gelb, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Operating Officer

TerraNova Capital Equities, Inc.
420 Lexington Avenue, Suite 1402
New York, NY 10170

Member FINRA/SIPC



TerraNova Capital Equities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by TerraNova Capital Equities, Inc. and the SIPC, solely to assist you and SIPC in evaluating TerraNova Capital Equities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. TerraNova Capital Equities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on TerraNova Capital Equities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of TerraNova Capital Equities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Alvarez & Associates, Inc.

Northridge, California
March 7, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TerraNova Capital Equities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

	Amount
Total assessment	$ 6,750
SIPC-6 general assessment Payment made on July 27, 2021	(2,155)
SIPC-7 general assessment Payment made on February 15, 2022	(4,595)
Total assessment balance (overpayment carried forward)	$ -